1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

June 10, 2025

Via EDGAR

Megan F. Miller, Staff Accountant

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Re:	Morgan Stanley Direct Lending Fund (File No. 814-01332)

Dear Ms. Miller:

On behalf of Morgan Stanley Direct Lending Fund (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation on May 7, 2025 between Ms. Megan Miller of the Staff and Matthew Carter and Rachel Schuman Harney of Dechert LLP, outside counsel to the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 814-01332), filed with the SEC on February 27, 2025 (the “Form 10-K”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company.

1.

Comment: In the Company’s Consolidated Schedules of Investments, please disclose as part of the title of issue (a) the class of shares held of other funds and (b) the yield for money market funds held by the Company at year-end.

Response: The Company undertakes to include the requested disclosure in future SEC filings.

2.

Comment: The Staff notes that the Company discloses cash and cash equivalents on its Consolidated Statements of Assets and Liabilities. Regulation S-X 6-04.4 requires disclosure of cash on the Consolidated Statements of Assets and Liabilities, which includes cash and demand deposits. Please disclose investments of securities of unaffiliated issuers on a separate line item.

Response: The Company undertakes to include the requested disclosure in future SEC filings.

June 10, 2025 Page 2

3.

Comment: The Staff notes that the Company disclosed the stated interest rate associated with its debt. Please confirm that the description of the notes includes the effective interest rate as required by Accounting Standards Codification (“ASC”) 835-30-45-2 issued by the Financial Accounting Standards Board (“FASB”).

Response: The Company respectfully advises the Staff that it will disclose the effective interest rate for each of the Company’s unsecured notes in future SEC filings.

4.

Comment: Please disclose if the Company’s interest rate swaps in connection with the 6.15% notes due 2029 (the “2029 Notes”) are centrally cleared, or, if these are over-the-counter interest rate swaps, please disclose the counterparty in accordance with Regulation S-X, Rule 12-13(c) footnote 2.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that each of the Company’s interest rate swaps are cleared over-the-counter and that the counterparty is disclosed on page 114 of the Form 10-K as BNP Paribas. The Company undertakes to include the requested disclosure in future SEC filings.

5.

Comment: The Staff notes that the Company did not pay or receive periodic payments on its interest rate swaps in connection with the 2029 Notes. Please explain if the interest rate swaps pay at maturity and consider disclosing the payment terms.

Response: The Company acknowledges the Staff’s comment and undertakes to include the requested disclosure in future SEC filings.

6.

Comment: The Staff notes that the Company appears to be using incorrect axis tags and members in its XBRL tagging process. Please review and correct the XBRL submission and structure in future SEC filings.

Response: The Company acknowledges the Staff’s comment and undertakes to review and confirm the XBRL submission and structure in future SEC filings.

* * * * * *

June 10, 2025 Page 3

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, Morgan Stanley Direct Lending Fund

Orit Mizrachi, Morgan Stanley Direct Lending Fund

Michael Occi, Morgan Stanley Direct Lending Fund

David Pessah, Morgan Stanley Direct Lending Fund

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP